Exhibit 99.4

CERTIFICATION

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rita Adiani, certify that:

1. I have reviewed this Annual Report on Form 40-F/A of Titan Mining Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: March 27, 2026

/s/ Rita Adiani
Name: Rita Adiani
Title: President and Chief Executive Officer
(principal executive officer)